

Mail Stop 3561

September 18, 2007

Mr. Robert J. Tonachio
President
Robert James & Associates, Inc.
615 River Road
Kingston, TN 37763

> **Re: Robert James & Associates, Inc.**
> **Amendment No. 6 to the Offering Statement on Form 1-A**
> **Amendment filed August 28, 2007**
> **File No. 24-10142**

Dear Mr. Tonachio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.

1.   We reissue comment one from our letter dated August 6, 2007. We note that you intend to sell the securities in some states without registration. Please disclose in greater detail the exemptions to be relied upon and how they are available consistent with Regulation A. The Form 1-A is a general solicitation document. We may have further comment.

Risk Factors, page 3

2.   We note your response to our prior comment two from our letter dated August 6, 2007 that Mr. Tonachio has not affirmatively agreed not to amend or waive the lock-up agreement is factual. However, we reissue our comment. Please clearly disclose that Mr. Tonachio has not affirmatively agreed not to amend or waive the lock-up agreement.

3.   We reissue comment three from our letter dated August 6, 2007. Update the amount of cash on hand as of the most recent practicable date.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

4.   Please revise your discussion to provide a more detailed discussion of why revenue increased in the first six months of 2007. For example, but without limit, address the specific products leading to the increased sales, who the insureds and insurers are, etc.

5.   Revise to provide a more detailed discussion addressing why your revenue is rising faster than your income. In this regard we note your revenue increased 48% while your net income increased .5%.

6.   Please revise to provide a more detailed discussion of the increase in general and administrative expenses for the first six months of 2007. For example, what are the new expenses in office administration on page 28?

Remuneration of Directors and Officers, page 32

7.   On page 33 you indicate that Mr. Tonachio's annual salary is or will be $120,000 and in a footnote indicate that $20,000 of his 2006 salary was paid in 2007. Your tabular disclosure indicates that Mr. Tonachio received $123,900 for the six month period ended June 2007. Subtracting the $20,000 would indicate an annualized salary of closer to $200,000. Please revise to explain in greater detail Mr. Tonachio's current and future employment agreements with the company.

8.   We note your response to prior comment four from our letter dated August 6, 2007. Please revise your disclosure to address that comment, including any applicable portions of your comment letter response. For ease of reference, we have copied our prior comment below:

        a. We note your response to comment 30 of our letter dated March 26, 2007; however, we believe that further discussion is necessary. Given Mr. Tonachio's ownership and control of the issuer, there does not appear to be a significant difference between a redemption call by the company, ordered by Mr. Tonachio as a director, and a conversion by Mr. Tonachio as a shareholder. As a result, it is not clear why there is a redemption cushion. Please explain.

Exhibits

9.   We reissue comment eight of our letter dated August 6, 2007. Please file the complete agreements, including all attachments, appendices, schedules, exhibits, etc. It appears that for some agreements you have simply provided the various compensation rate tables. Please file each contract separately, with a separate exhibit number, and include the appendices, attachments, schedules, etc. with the correct agreement. In addition, if there are multiple contracts, provide clear disclosure in the list of exhibits as to each contract. We may have further comment.

Exhibit 4.0

10.   We do not believe that the company has responded entirely to our prior comment nine of our letter dated August 6, 2007. The representations specified in the subscription agreement requiring subscribers to represent that:

- I have such knowledge and experience in financial and business matters that I (alone or together with a purchaser representative) am capable of evaluating the merits and risks of this investment;
- The undersigned further certifies that (i) the undersigned (or the undersigned's professional advisor(s)) has the capacity to protect the undersigned's interests in this investment; (ii) the undersigned is able to bear the economic risks of this investment;

should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

11.   We note your response to comment nine from our August 6, 2007 letter. However, at least with respect to Delaware Rule 502(b), we note that the Rule refers explicitly to a limited offering, Rule 505 under the Securities Act, and Regulation D. You are conducting an offering under Regulation A and Rule 251. Please advise us how you are able to conduct your offering in Delaware.

Exhibit 11.0

12.   We note your response to comment ten from our August 6, 2007 letter. However, we do not believe that you have responded entirely to that comment. Please revise to clarify this language and also indicate that your opinion covers the laws of the State of Nevada, including its Constitution, statutes, agency rules and published court decisions. Also, please file a validly executed opinion.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Lee W. Cassidy
        Fax: (202) 745-1920

Mr. Robert Tonachio
Robert James & Associates, Inc.
September 18, 2007
p. 5